April 8, 2005

Mail Stop 0407

Joy Rick
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205

      Re:	SBC Communications Inc.
      	Form S-4 filed March 11, 2005
      	File No. 333-123283

Dear Ms. Rick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form S-4

Prospectus Cover Page/Letter to Shareholders
1. Please state the total number of SBC common shares currently expected to be issued under the proposed merger, as required by Item
501(b)(2) of Regulation S-K. Your disclosure on page 22 indicates that the maximum expected number is 623,804,193 shares. In addition, disclose the percentage of outstanding SBC common shares that the AT&T shareholders are expected to hold after the merger is completed.
2. Disclose prominently that the value of the merger consideration AT&T shareholders will receive is currently unknown and may be less than the current market value of SBC stock.
3. Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).
4. Tell us why you have not provided consents from the independent accountants for Cingular Wireless and Omnipoint.

Summary, page 1

	Material United States Federal Income Tax Consequences, page
3
5. We note that "AT&T intends to take the position that the special dividend will constitute a dividend for United States federal income tax purposes." Note that only tax counsel or an accountant may render an opinion on tax consequences. Consider having tax counsel opine on the tax consequences regarding the special dividends and revise the disclosure as necessary. To the extent there is uncertainty in the characterization of the special dividend, then ensure that the expanded discussion of the tax consequences beginning on page 43 addresses the reasons for and degree of the uncertainty as well as how shareholders would be taxed pursuant to any alternative characterization of the special dividend. Also consider providing risk factor disclosure about the uncertainty, as appropriate. Regulatory Matters Related to the Merger, page 4
6. We note that the HSR Act waiting period expired on March 24, 2005.
Please update the disclosure to reflect the current status of the regulatory approval process.

Selected Historical Financial Data of SBC, page 10
7. Revise to provide footnotes that show the computation of ratio of earnings to fixed charges and the debt ratio. Similarly revise pages
11 and 12.

Selected Historical Financial Data of AT&T, page 11
8. Revise to reflect amounts for Liberty Media Group while it was included in your continuing operations.

Risk Factors, page 16

The rights of former AT&T shareholders who become stockholders of SBC..., page 17
9. Please explain in greater detail why the material differences between the current rights of AT&T shareholders and the rights they will have after the merger as SBC stockholders should be viewed as risks to AT&T shareholders. For example, does Delaware law offer fewer rights or less protection than New York law?

SBC expects the merger will slow its revenue growth in the near term following the merger, page 18
10. We note that SBC expects the merger to have an "incremental positive contribution to its earnings" by 2008. In the appropriate section, please disclose the basis of this expectation. When revising, please note the requirements of Item 10(b) of Regulation S-
K, which applies to management`s projections of future economic performance.

	SBC`s future growth will depend upon is ability to implement its business strategy, page 19
11. Please expand your explanation of why you cannot provide assurances that the implementation of the initiatives will not be delayed or ever be successfully implemented.

	Domestic and foreign regulations may materially adversely affect
SBC`s business, page 20
12. Revise this vague and generic risk factor caption to clearly state the risk to the company. In addition, it is unclear why you include a reference to foreign regulation in this caption given your disclosure on page 21 that SBC is presently unaware of any regulations in foreign countries to which SBC or AT&T are subject. Please advise or revise accordingly.

The Merger, page 24

	Background of the Merger, page 24
13. Please refer to the first paragraph on page 24. Disclose the dates of the "two separate occasions during 2004" when the members of both companies` management met.
14. We note that the AT&T board considered potential business combinations with third parties. Please indicate whether the AT&T board considered soliciting bids from parties other than SBC, particularly when SBC refused to adjust the exchange ratio in late January 2005. If not, please indicate the AT&T board`s reasoning. Explain why the AT&T board decided to pursue a business combination with SBC rather than other third parties.
15. Please refer to the second paragraph on page 24.  Please disclose
the "modest premium" that SBC indicated it was willing to pay for the
AT&T shares. Briefly explain why SBC determined to cease its discussions regarding a combination with AT&T. Also briefly explain why members of both companies` management subsequently decided to initiate new discussions in mid-January 2005.
16. Please briefly describe the "potential strategic alternatives" considered by the AT&T board during its January 19, 2005 meeting. Indicate why the AT&T board determined to proceed with a combination with SBC rather than pursue the other "potential strategic alternatives." Finally, please explain why the AT&T board determined that a merger was necessary at that particular time.
17. Disclose the specific nature of the "potential financial terms of
a transaction" discussed at the January 19 and 21, 2005 meetings.
18. Please briefly describe the nature of the "contractual issues" mentioned in the middle of the second paragraph on page 24. Similarly, briefly describe the nature of the issues involved in the
"contractual discussions" that occurred during the January 23,
2005
AT&T board meeting. Briefly indicate how the parties ultimately resolved the contractual issues.
19. Discuss further the negotiation of the following items:
* the transaction structure;
* the final percentage of outstanding SBC common shares that the
AT&T
shareholders would own post-merger; and
* the deal protection provisions.
20. Please disclose the "modest premium to the AT&T market price" that was considered at the January 23, 2005 AT&T board meeting.
21. Please include disclosure regarding how SBC management
determined
the 0.7803 exchange ratio and the $1.20 special dividend.
22. Please refer to the second full paragraph on page 25
("Following
these conversations...").   Please identify AT&T`s "financial
advisors."
23. We note the comparison of the value of the final exchange ratio and special dividend to the closing market prices on January 21, 2005. Please indicate why the January 21, 2005 market prices were relevant to the AT&T board`s consideration. The only event that appears to have happened on that date was a meeting between Messrs.
Dorman and Whitacre.
24. The last paragraph on page 25 indicates that SBC`s financial advisors "provided their views as to the transaction" to SBC`s management at the January 30, 2005 meeting. Advise us why each of these presentations do not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. Similarly advise us whether any of the "third party analyses" regarding AT&T`s business prospects and financial condition as referenced on page 28 are reports, opinions or appraisals under Item 4(b) of Form S-4 and if not, why not. We may have further comment after reviewing your response.

SBC`s Reasons for the Merger, page 26
25. Cost Savings and Revenue Synergies, page 26. Please disclose the bases of the projections of $15 billion in "identified synergies" and
"net annual run rate of $2 billion or greater in combined reduced operating expenses and incremental revenue by 2008." Also briefly describe the nature of the material "assumptions," "estimates, assumptions, and judgments" underlying these projections.
26. Please expand the factors that you list as "Additional Considerations" by the board in making its recommendation. Vague statements of topics, such as "financial condition, results of operations, earnings, technology positions..." are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, explain how current financial market conditions supported the board`s decision. Similarly, discuss the "likely effect" of the factors stemming from the current and prospective business environment in which the companies operate and why this is a supporting factor. Also revise to discuss the anticipated impact of the merger on the customers and employees of SBC.

AT&T`s Reasons for the Merger, page 28
27. Name the director who voted against the proposed transaction and disclose the reasons for his or her dissent, to the extent known.
28. Please expand your explanation of why the factors were viewed by the AT&T board as supporting its decision to enter into the merger agreement, including the following:

* "the financial terms of the transaction...;"

* "the terms and conditions of the merger agreement, including the nature of the parties` representations, warranties, covenants, and agreements;" and

* "information available to the AT&T board of directors concerning other strategic alternatives."

Your revision should explain what other "strategic alternatives" were considered by the AT&T board and why they were rejected. Finally, please explain the basis of the AT&T board`s expectation that the "merger would be accretive to the pro forma earnings per share of SBC by 2008."
29. Revise the penultimate bullet on page 29 to provide a comparison to the value of the per share merger consideration based on the closing prices on January 28, 2005 and the most recent date practicable.
30. We note your discussion of the deal-protection provisions of the merger agreement in this section. Provide a risk factor discussing the possible adverse effect on shareholders as a result of the significant deal-protection provisions, if material.



Opinions of AT&T`s Financial Advisors, page 31
31. Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party`s advisor.
Accordingly, please disclose all material projections that were exchanged among AT&T, SBC and their respective financial advisors or advise us why they are not material. For example, please disclose the "financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC." You may explain the limited purpose of the prepared forecasts and provide other information so that shareholders better understand the forecasts` scope and purpose. Also consider the applicability of Regulation G to the extent you include any non-GAAP information in connection with the disclosure of these projections.
32. Please provide us with copies of all materials used by Credit Suisse and Morgan Stanley during their presentations to the AT&T board. Also provide us with copies of all projections the advisors used in their analyses.
33. Please disclose the dates that CSFB and Morgan Stanley were engaged to provide their advisory services. Also provide us with copies of the engagement letters.
34. As required by Item 1015(b)(3) of Regulation M-A, please briefly explain the method used by the AT&T board in selecting CSFB to provide a fairness opinion. Provide a similar explanation for the selection of Morgan Stanley by the AT&T board. Also disclose any instructions or limitations regarding the fairness opinions that the
AT&T board provided to either CSFB or Morgan Stanley. See Item 1015(b)(6) of Regulation M-A.
35. As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that Morgan Stanley and CSFB will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A. Address what consideration AT&T gave to the fact that both advisors have provided services to SBC.
36. Quantify the portion of the fees payable to each of the advisors that are contingent upon the consummation of the merger. In addition, revise any references to the advisors` opinions and analyses appearing in "AT&T`s Reasons for the Merger" to address these contingent payments.
37. Indicate whether Morgan Stanley recommended the amount of consideration to be paid in the transaction in accordance with Item
1015(b)(5) of Regulation M-A.
38. Credit Suisse First Boston LLC Fairness Opinion, page 31. Please describe in greater detail the nature of the following information reviewed by CSFB to the extent not already addressed in the subsections entitled "Financial Analyses" beginning on page 35:

* "...certain publicly available business and financial information relating to AT&T and SBC;"

* "...certain financial and stock market data of AT&T and SBC"
(including the periods reviewed);

* "...other publicly held companies in businesses [CSFB] deemed similar to those of AT&T;" and

* "...other business combinations and other transactions which had been recently effected or announced."

To the extent applicable, please provide similarly detailed information regarding the information reviewed by Morgan Stanley and listed on pages 33-34.
39. Discounted Cash Flow Analysis, page 36.   Please identify the
"selected comparable companies" used in the DCF analysis. Briefly describe the criteria used to select the companies and explain how they were deemed comparable to AT&T.
40. Please expand your discussion of how the discount rate range of
8.0% to 10.0% used in the DCF analysis was calculated.  To this end,
describe in greater detail the "analysis of the weighted average cost
of capital of AT&T and selected comparable companies." Provide similar discussions regarding the discount rate range of 7.0% to 9.0%
used for SBC.
41. Please provide a more detailed explanation of how the implied exchange ratio range of 0.385x to 0.679x was calculated.
42. Please refer to the first paragraph on page 37. Expand your explanation of how the terminal value multiples (ranging from 5.0x to
6.0x), discount rates (ranging from 7.5% to 9.5%), and the implied value per share (ranging from $16.76 to $21.71 and $19.15 to $24.63)
were calculated.
43. Contribution Analysis, page 37. Expand your disclosure of how the implied exchange ratios (ranging from 0.866x to 1.286x and 0.453x to 0.768x) were calculated.
44. Disclose whether this analysis took into account any cost savings programs or revenue enhancements. If so, indicate how the cost savings or revenue enhancements were allocated between the two companies.
45. Selected Company Analysis, page 37. Please refer to the first paragraph of this section. Please identify all companies used by CSFB and AT&T in their analysis, other than MCI, BellSouth Corporation, and Verizon Communications.



Other Considerations, page 38
46. Please refer to the third bullet-pointed paragraph on page 38. Identify the "selected transactions" reviewed by CSFB and Morgan Stanley and the corresponding announcement dates. Briefly explain how the implied exchange ratio ranges of 0.820x to 1.234x and 0.756x to 1.069x were calculated.

	Interests of AT&T Executive Officers and Directors in the
Merger, page 39
47. Equity Compensation Awards, page 39. We note that upon completion of the merger, each stock option granted on or prior to January 30, 2005 and restricted stock unit granted on or prior to February 3, 2005 will vest in full. Please indicate whether this vesting schedule is different from the original terms of the grants of stock options and restricted stock units.
48. Retention Program, page 41. Your disclosure indicates that that any retention bonus may not exceed three times an executive officer`s annual base salary "without AT&T consulting with SBC." Disclose the circumstances in which SBC may permit an increase in a retention bonus and how much more an executive officer may receive.

	Material United States Federal Income Tax Consequences, page
43
49. We note that the receipt of the tax opinions is a condition that can be waived by the parties. We further note that if SBC and AT&T waive the condition, you will "inform" shareholders of any material changes in the tax consequences and "ask" for a vote on the merger taking the change into consideration. In your response letter, please confirm, as your disclosure suggests, that you intend to recirculate and resolicit if there is a material change in tax consequences and the condition is waived. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Regulatory Matters Related to the Merger, page 47
50. Disclose the estimated timeframes for receiving the various approvals described throughout this section. Also disclose the potential lengths of any delays in obtaining approval.

The Merger Agreement, page 49
51. Disclose who will make the determination whether a "material adverse effect" has occurred, as defined on page 53.
52. We note your reference to Verizon Communications, Inc., under the
summary of the provision entitled "Acquisition Proposals" in the merger agreement. Clarify the purpose of formally stating that AT&T does not consider that Verizon would be more likely to obtain regulatory approvals more quickly. For example, was Verizon a competing bidder during the negotiation process?
Unaudited Pro Forma Condensed Combined Financial Statements, page
68

		Notes to Unaudited Pro Forma Condensed Combined
Financial
Statements, page 71
53. Revise to provide pro forma footnotes which clearly explain the assumptions involved and show how the adjustments were computed. Specifically expand your disclosure of the purchase price allocation in (b1) and expand your disclosure for the following adjustments:
(b2), (b3), (d), (e), (f), and (i).
54. Tell us your consideration of providing a pro forma disclosure for the management retention bonus of $100 million payable to certain key employees of AT&T that was discussed on page 60.
55. Disclose the expected useful lives or amortization periods of significant assets acquired.

Directors and Management of SBC Following the Merger, page 74

	Beneficial Owners of More Than 5% of SBC Common Stock, page
76
56. Item 18(a)(5) of Form S-4 and Item 6(d) of Schedule 14A require disclosure of all of the information required by Item 403 of Regulation S-K regarding SBC, including beneficial ownership information for the executive officers and directors. Given that the
S-4 currently contains a beneficial ownership table, please revise to include such information in the table, as omission of such information may potentially cause confusion. In addition, please note that Item 403 of Regulation S-K requires beneficial ownership information as of the most recent practicable date. Please update the beneficial ownership tables for both AT&T and SBC.

Information About the AT&T Annual Meeting, page 77
57. How do I access proxy materials on the Internet, page 78. Please describe the internet voting procedures and indicate the validity of proxies granted electronically under New York law. See July 1997 Telephone Interpretations #N.17. Include a similar statement on the proxy card. Please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the
Internet.

The AT&T Annual Meeting Proposals and Information, page 80

	Other Matters to Come Before the Annual Meeting, page 96
58. Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card.
If
you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.
59. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise this paragraph and the proxy card to include this language.

	Other Information, page 116
60. We note your statement that proxies may be solicited by telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Where you can Find More Information, page 136

		AT&T Corp., Form 10-K for the fiscal year ended December
31, 2004
61. We reference AT&T`s Form 10-K for the year ended December 31,
2004, which you incorporate by reference. We note from Exhibit 21 to
AT&T`s Form 10-K, Subsidiary List - List of Subsidiaries of AT&T as of March 1, 2005, that the company has a foreign subsidiary in Cuba,
Cuban American Telephone & Telegraph Company. In view of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign
Assets Control, please advise us of the materiality to the company of its operations in Cuba, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Annex A
62. As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish to us a copy of any omitted schedule upon request.

Annex B
63. It does not appear that CSFB signed the opinion. Please ensure that the version filed with the next amendment includes a conformed or actual signature.



Exhibits
64. As required by Item 601(b)(4) of Regulation S-K, please file all instruments defining the rights of SBC common stockholders. Alternatively, confirm that all such instruments have been filed.
65. Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

Rule 425 filings
66. Please note that all Rule 425 communications filed after the filing date of the Form S-4 must disclose the file number for the Form S-4. See Rule 425(c) of Regulation C. Please include the file number for the Form S-4 in SBC`s future Rule 425 communications.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Virga at (202) 942-1872 or Kyle Moffatt at (202) 942-1829 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 824-5684 or me at (202) 942-1797 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief





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SBC Communications Inc.
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